Exhibit 99.1

CENTRAL FUND OF CANADA AND SPROTT ASSET MANAGEMENT ANNOUNCE

EXPECTED CLOSING DATE FOR PLAN OF ARRANGEMENT

ANCASTER, Ontario, and TORONTO, Ontario, January 15, 2018 – Central Fund of Canada Limited (NYSE American: CEF) (TSX: CEF.A, CEF.U) ("CFCL" or “Central Fund”) and Sprott Asset Management LP (“Sprott”), announced today that the previously announced plan of arrangement (the “Arrangement”) is expected to close and be effective on January 16, 2018, subject to the satisfaction of remaining customary conditions to closing.

With the closing of the Arrangement on January 16, 2018, trading of the units of the newly-established Sprott Physical Gold and Silver Trust is expected to commence on the NYSE Arca under the symbol “CEF” and on the Toronto Stock Exchange under the symbol “CEF.U” on such date. Trading of the Class A Shares of CFCL on the NYSE American and the Toronto Stock Exchange will be suspended at the opening of market on such date.

About Central Fund

Central Fund of Canada Limited is a specialized investment holding company, established in 1961, which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At January 12, 2018, the Class A shares of Central Fund were backed 99.8% by gold and silver bullion. The Class A shares may be purchased or sold with ease on either the NYSE American (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

Forward Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the completion, and timing of completion, of the Arrangement, the timing commencement of trading of Sprott Physical Gold and Silver Trust units and the timing for the suspension of trading of the Class A Shares of Central Fund. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, that all conditions to completion of the Arrangement will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to general global economic, market and business conditions; and court, regulatory and stock exchange requirements. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor CFCL assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Exhibit 99.1

Contact:

For CFCL:

Telephone: (905) 648-7878

Email: info@centralfund.com

For Sprott:

Glen Williams

Managing Director

Sprott

Direct: 416-943-4394

gwilliams@sprott.com

or

Dan Gagnier / Patrick Reynolds

Gagnier Communications

646-569-5897

sprott@gagnierfc.com

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